BULL & BEAR MUNICIPAL INCOME FUND

A Special Meeting of Shareholders ("Special Meeting") of Bull & Bear Municipal Income Fund, a series of Bull & Bear Municipal Securities, Inc. ("Prior Fund") was held on September 19, 1996 pursuant to notice given to all shareholders of record at the close of business on August 8, 1996. At the Special Meeting, insufficient votes were obtained to approve charter amendments of Prior Fund that would result in the conversion of Prior Fund from open-end to closed-end status, deletion of Prior Fund's investment restrictions on authority to borrow money, secure indebtedness and purchase securities with conditions on resale, and amendment of Prior Fund's investment restriction on authority to issue senior securities with 368,646 shares voting in favor of the proposal, 89,237 shares voting against the proposal, and 54,319 shares abstaining.

A second Special Meeting of Prior Fund was held on October 23, 1996 pursuant to notice given to all shareholders of record at the close of business on September 30, 1996. At the Special Meeting, shareholders approved charter amendments of Prior Fund that would result in the conversion of Prior Fund from open-end to closed-end status, deletion of Prior Fund's investment restrictions on authority to borrow money, secure indebtedness and purchase securities with conditions on resale, and amendment of Prior Fund's investment restriction on authority to issue senior securities with 469,818 shares voting in favor of the proposal, 72,038 shares voting against the proposal, and 31,878 shares abstaining.